PUBLIC

15046014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 39227

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Russell Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Second Avenue, 18th Floor
(No. and Street)

Seattle	Washington	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Crista Dumais (206) 505-4580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1420 Fifth Avenue, Suite 1900	Seattle	Washington	98101
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2015
REGISTRATIONS BRANCH
04

CHECK ONE:

- [x] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Crista Dumais, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Russell Financial Services, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Financial & Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RHONDA AYALA
Commission Expires
NOTARY
PUBLIC
03-31-2018
STATE OF WASHINGTON

PUBLIC

Russell Financial Services, Inc.

Statement of Financial Condition

December 31, 2014

Russell Financial Services, Inc.
Index
December 31, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Russell Financial Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Russell Financial Services, Inc. at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of the statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 26, 2015

Russell Financial Services, Inc.
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	45,867,908
Distribution fees receivable		3,847,853
Prepaid expenses and other		1,550,267
Deferred income taxes, net		561,234
Fixed assets, net		478,735
Total assets	$	52,305,997
Liabilities and Stockholder's Equity		
Liabilities		
Distribution fees payable	$	9,038,944
Administrative fees payable		9,180,484
Compensation payable		7,624,092
Due to affiliates		2,175,517
Accrued expenses and other liabilities		1,278,046
Incentive compensation liabilities		601,188
Total liabilities		29,898,271
Commitments, guarantees and contingencies (Notes 8, 10 and 11)		
Stockholder's equity		
Common stock, par value $0.10 per share; 100 shares authorized; 26 shares issued and outstanding		3
Additional paid-in capital		12,302,300
Accumulated deficit		10,105,423
Total stockholder's equity		22,407,726
Total liabilities and stockholder's equity	$	52,305,997

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Russell Financial Services, Inc. (the "Company") is a wholly owned subsidiary of Russell Investment Management Company ("RIMCo") ("Parent"), which is a wholly owned subsidiary of Frank Russell Company ("Russell"), all of which are part of Russell Investments, the marketing name used to represent Russell and its global subsidiaries. In December 2014, LSEG US Holdco, Inc., a wholly owned subsidiary of the London Stock Exchange Group PLC ("LSEG") acquired all outstanding shares of Russell stock from the Northwestern Mutual Life Insurance Company ("NML") and other minority owners.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the sale of redeemable shares of registered investment companies and direct participation programs in the United States of America and provides sales and client support services for Russell's institutional investor products and services. These products include alternative investment funds, registered mutual funds, commingled employee benefit funds and implementation services.

Russell Investment Company ("RIC"), Russell Investment Funds ("RIF"), and Russell Exchange Traded Funds Trust ("ETF Trust") are registered investment companies affiliated with the Parent and Russell. The Company has entered into a distribution agreement with RIC and RIF. The Company has also entered into a sales support agreement and a shareholder servicing agreement with RIC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are inherent in the preparation of the financial statements. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all money market funds and instruments with original maturities of three months or less at the purchase date as cash equivalents.

Fixed Assets

Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on estimated useful lives ranging from three to seven years. Furniture and equipment are depreciated over estimated useful lives ranging from three to seven years. Capitalized software includes purchased and internally developed software. Purchased software is amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal use software during the application development stage. Once the internal use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining life of the lease. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in income from operations. Repair and maintenance costs are expensed as incurred.

Fair Value Measurements

In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The fair value disclosure framework prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value into three broad levels. In

some instances, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics and other factors. The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The categorization within the hierarchy is based upon the pricing transparency of the financial asset or liability and does not necessarily correspond to the Company's perceived risk or liquidity.

Stock-Based Compensation
Russell has a Long-term Equity-Based Incentive Plan ("LTIP") and callable puttable common stock issued under the Incentive Payment Plan ("IPP") covering eligible employees of the Company, as more fully described in Note 5. Equity-classified awards are measured at fair value as of the grant dates or modification dates and the resulting cost is recognized in the statement of income over the period from the date of grant to the date when the award is no longer contingent upon the employee providing additional service (the required service period). For awards that vest upon retirement, the required service period does not extend beyond the date an employee is eligible for retirement. This situation can result in compensation expense being recognized over a period less than the stated vesting period. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. In conjunction with LSEG's acquisition of Russell, the LTIP was terminated.

Revenue Recognition
Revenue from distribution and shareholder servicing fee activities is recognized as earned in accordance with the terms of the respective agreements. Accounts are deemed past due based on payment terms. The Company writes off delinquent accounts to the extent and at the time they are deemed to not be recoverable. There was no allowance for uncollectible accounts at December 31, 2014. The Company did not record any bad debt expense for the year ended December 31, 2014.

Sales commissions received in connection with front-end load shares are recorded as revenue. For individual sales transactions exceeding a certain threshold, the Company is obligated to pay these sales commissions on behalf of the investor. These payments are recorded as an expense. If the investor redeems such shares before the expiration of a one year holding period, they are obligated to pay a deferred sales charge of 1%.

Income Taxes
Deferred income tax assets and liabilities are determined based upon differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realization of deferred tax assets is based on historical tax positions and estimates of future taxable income. The Company evaluates both the positive and negative evidence that it believes is relevant in assessing whether it will realize the deferred tax assets. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

The Company files its federal tax return with NML as part of a consolidated group for the period January 1, 2014 through December 2, 2014. The Company will file its federal tax return with LSEG US Holdco, Inc. as part of a consolidated group for the period December 3, 2014 through December 31, 2014. The provision for federal income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis. Federal income taxes payable are recorded through and included in due to affiliates. The Company files a separate tax return in certain states. State income taxes payable are included in accrued expenses and other liabilities.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount that has a greater than 50% likelihood of being sustained.

New Accounting Pronouncements
In August 2014, the FASB issued guidance on management's responsibility to assess and disclose an entity's ability to continue as a going concern. The guidance is effective for the Company in 2016. The Company does not believe the adoption of this guidance will have a material impact on the Company's financial position, results of operations or cash flows.

2. Fixed Assets

Fixed assets consist of the following balances at December 31, 2014:

Software	$	1,365,180
Furniture and equipment		997,260
Leasehold improvements		1,505,341
		3,867,781
Accumulated depreciation and amortization		(3,389,046)
	$	478,735

Depreciation and amortization expense related to fixed assets was $169,839 for the year ended December 31, 2014.

3. Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company carries at fair value on a recurring basis in the statement of financial condition certain investments of money market mutual funds. The Company measures the fair value of its money market mutual funds using a market approach that uses published net asset value per share.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the lowest level of input that is significant to the fair value measurement in its entirety:

Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Investments included in this category include the money market mutual funds.

Level 2 Inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 Inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company's results of operations.

Fair Value Tabular Disclosures
The following table summarizes the valuation of the Company's assets measured at fair value on a recurring basis using the fair value hierarchy levels as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets				
Money market mutual funds	$ 45,867,908	$ —	$ —	$45,867,908

4. Current and Deferred Income Taxes

The tax effects of temporary differences that gave rise to the net deferred income tax assets as of December 31, 2014 are presented below:

Deferred income tax assets	
Accrued long-term incentive plan	$ 549,132
Depreciation of fixed assets	10,839
Lease amortization	1,263
Total deferred income tax assets	$ 561,234

Income taxes payable to Russell as of December 31, 2014 are $858,604 and are included in due to affiliates.

As of December 31, 2014, the Company has no gross unrecognized tax benefits. The Company recognizes interest and penalties on amounts due to the authorities as a component of income tax expense.

The Company is included in the U.S. federal income tax return filing with NML as part of its consolidated group for the period January 1, 2014 through December 2, 2014. The Company is included in the U.S. federal income tax return filing with LSEG U.S. Holdco, Inc. as part of its consolidated group for the period December 3, 2014 through December 31, 2014. The Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company files tax returns, either on a separate return basis, or as part of Russell's unitary or combined group, in certain states. State income taxes payable at December 31, 2014 are $702,415 and are included in accrued expenses and other liabilities. The Company remains subject to examination by these state jurisdictions for certain years prior to and including 2008.

5. Employee Compensation Arrangements

LTIP
The Company participated in the Russell LTIP covering eligible employees. The LTIP provided for the award of stock options, restricted stock units ("RSU"), stock appreciation rights ("SAR") and Russell participation units ("RPU") in Russell's common stock. The maximum number of shares of Russell's common stock that were issuable, or were issued and were outstanding, pursuant to awards under the LTIP or IPP may not, at any time, a) represent 20% or more of the value or voting power of all the issued and outstanding common stock at such time, or b) exceed 50,000,000 shares of common stock. Awards that were canceled, forfeited, terminated or otherwise settled by the holder or by Russell were then available for award under the LTIP, subject to the above limitations.

Stock options generally vested over three years in equal installments. Stock options generally expired five to seven years from the date of grant. RSU awards generally vested in four years in equal installments. At the date of vesting, RSUs were exchanged for shares of nonvoting common stock of Russell at which time employees may have elected to have shares withheld for income taxes. SAR awards generally vested over three years in equal annual installments. SAR awards generally expired five years from the date of grant. RPU awards to employees generally vested over four years in equal annual installments. Certain awards vested earlier upon employee's retirement eligibility.

For a period during the first quarter of each fiscal year ("Annual Put Window"), holders of awards had the right to require Russell to repurchase ("put") vested awards or shares based on the then-current per-share fair value of Russell's common stock, subject to a limit of 50% of the cumulative number of awards a participant had acquired under the LTIP as well as certain other limits. Additionally, holders of vested stock options had the right to exercise such awards during two semi-annual exercise windows. Holders of common stock received upon exercise of options or vesting of RSUs were required to hold the awards for at least six months and one day before they had the right to put shares to the Company. Upon repurchase by the Company, the shares of common stock were cancelled. Except in case of termination, generally holders of SARs were not eligible to participate in the Annual Put Window until they were 100% vested in their SAR award. Except in the case of termination, RPU award holders received a cash payment for each RPU equal to the fair market value of one share of common stock on the settlement date, generally four years from the date of grant.

Russell estimated the fair value of stock option and SAR awards using the Black-Scholes option pricing model, which requires, among other inputs, an estimate of the fair value of Russell's common stock on the date of grant and the expected volatility of the common stock over the expected term of the related grants. Stock options were granted with an exercise price equal to the per share fair value of Russell's common stock at the date of grant. Russell determined that it was not practicable to calculate the volatility of its share price since its securities were not publicly traded and therefore, there was no readily determinable market value for its stock. Therefore, Russell estimated its expected volatility based on reported market value data for a group of publicly traded companies, which it selected from certain market indices, that Russell believed were relatively comparable after consideration of their size, stage of lifecycle, profitability, growth and risk and return on investment. Russell used the average expected volatility rates reported by the comparable group for the expected terms it estimates.

The expected terms of the stock option and SAR awards are derived from the average midpoint between the vesting and contractual terms. The risk-free rate for the expected term of the awards is based on the U.S. Treasury yield curve at the time of grant. The expected annual dividend yield is based on Russell's current dividend yield.

Russell recorded expense on the straight-line method of attribution, net of expected forfeitures. The expense for the year ended December 31, 2014 has been reduced by an estimated forfeiture rate of 8% for equity-classified awards and 6% for liability-classified awards.

In conjunction with LSEG's acquisition of Russell, the Russell LTIP Plan was terminated in December 2014. Prior to termination of the LTIP Plan, all unvested awards were fully vested. The Company recognized compensation expense of $6,322,577 from this vesting, $6,025,334 of which was paid out in December 2014, with the remaining expected to be paid in two installments, the first in 2015 with the closing of an escrow agreement with LSEG, and second, when Russell receives any payments related to a pre-closing uncertain tax position.

For the year ended December 31, 2014, the Company recorded stock-based compensation expense of $8,880,178 related to the LTIP. As of December 31, 2014, the Company has no nonvested awards outstanding. The total deferred income tax expense recognized in the Company's statement of income for stock-based awards for the year ended December 31, 2014 was $1,490,511 in 2014, the Company did not

realize any excess tax benefits from stock-based payment arrangements. The Company recorded a liability for the employer's portion of payroll taxes on stock-based compensation under the LTIP on the date of the event triggering the measurement and payment of the tax to the taxing authority.

Detail related to stock option and RSU activity under the LTIP, representing the Company's equity-classified awards, is as follows:

	Stock Options		
	Number of Shares under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)
Outstanding at January 1, 2014	816,238	$ 7.33	
Granted	158,983	10.00	
Forfeited	—	—	
Expired	—	—	
Exercised	(1,003,957)	7.79	
Transfers in	28,736	8.70	
Transfers out	—	—	
Outstanding at December 31, 2014	—	—	—
Exercisable at December 31, 2014	—	—	—
Vested and expected to vest at December 31, 2014	—	—	—

	Restricted Stock Units	
	Number of Units	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2014	308,307	$ 7.81
Granted	158,983	10.00
Vested	(486,447)	8.56
Transfer In	19,157	8.70
Transfer Out	—	—
Forfeited	—	—
Outstanding at December 31, 2014	—	—

The total fair value of RSUs vested during the year ended December 31, 2014 was $4,864,470. Total intrinsic value of stock options exercised for the year ended December 31, 2014 totaled $2,381,271. The weighted-average grant date fair value of options granted during the year ended December 31, 2014 was $1.94.

The fair value of employee stock option awards granted during the year ended December 31, 2014 was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free rate	1.35%
Expected term	4.51 years
Expected dividend yield	3.67%
Expected volatility	32.02%

Detail related to RPU activity under the LTIP, representing the Company's liability-classified awards, is as follows:

	Russell Participation Units		
	Number of Units		Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2014	325,840	$	7.80
Granted	192,610		10.00
Vested	(472,870)		8.59
Transfer In	20,373		7.79
Transfer Out	(25,251)		7.71
Forfeited	(40,702)		8.99
Nonvested at December 31, 2014	—		—
Vested at December 31, 2014	—		—

The aggregate amount paid by Russell during the year ended December 31, 2014 to settle liability classified awards was $6,598,123. As of December 31, 2014, the Company has an aggregate recorded liability of $601,188 related to its liability-classified awards outstanding under the LTIP, included within incentive compensation liabilities.

Incentive Payment Plan
The IPP was established whereby employees of Russell and its subsidiaries, including the Company, could earn aggregate awards of up to 50 million shares of Russell's callable puttable common stock. The number of shares issued under the IPP was determined by Russell's cumulative earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined by the IPP, during a five-year period beginning January 1, 1999. At April 15, 2004, a total of 42.25 million shares of callable puttable common stock were outstanding based on this determination. In conjunction with LSEG's acquisition of Russell, the IPP was completely settled in December 2014.

During the Annual Put Window, a holder of an award issued under the IPP could put up to an annual limitation of 25% of cumulative total of shares that holder had received under the plan. Upon the death, disability or employment termination of a holder of an award issued under the IPP, the holder had the right to put all such awards (but not less than all) to Russell, and Russell had the right to call all such awards (but not less than all) from that holder, each at a formula-derived price as stated in the IPP.

Subject to the approval of Russell's Board of Directors, NML could effect these shares or award unit repurchases in lieu of Russell. With the change in ownership control of Russell, NML had the right to call all awards then outstanding under the IPP at a formula-derived price, and each holder of such awards had the right to put all such awards to NML at a formula-derived price.

Compensation expense related to IPP awards is based on changes in the formula-derived price of the outstanding awards. The expense recorded by the Company is considered a deemed capital contribution from Russell. No related liability is recorded in the Company's statement of financial condition as the contractual obligation for cash settlement of the shares remains with Russell.

The following table reflects the activity for the year ended December 31, 2014 of shares of callable puttable common stock held by employees of the Company:

	Shares of Callable Puttable Common Stock
Outstanding at January 1, 2014	157,594
Settlements	(157,594)
Outstanding at December 31, 2014	—

A reduction to compensation expense recorded by the Company related to shares of callable puttable common stock was $15,813 for the year ended December 31, 2014. The Company recorded a related noncash deemed capital contribution of $15,813 for the year ended December 31, 2014.

6. Benefit Plans

Retirement Plan
The Company participates in the Russell defined contribution retirement plan (the "Plan") covering eligible employees. The Plan allows for contributions to be made out of the Company's net operating profits at the discretion of the Russell Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan.

7. Related Party Transactions

Under a joint purchasing agreement, Russell processes payments for the direct expenses of the Company. Under a joint paymaster agreement, Russell processes payroll transactions for the Company. Additionally, Russell allocates certain negotiated charges to the Company such as office space, equipment and insurance charges. The Company reimburses Russell monthly for these expenses. Amounts payable to Russell for these charges are $1,436,239 at December 31, 2014 and are included in due to affiliates. Rent expense under this agreement was $3,024,051 for the year ended December 31, 2014. There were no fixed asset additions under this agreement for the year ended December 31, 2014.

Under an expense sharing agreement, certain corporate overhead charges, incurred by Russell on the Company's behalf are not allocated to the Company.

Russell and its subsidiaries follow a Transaction Allocation Methodology intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. Russell acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Transaction Allocation Methodology. The amount recorded as an intercompany charge for transfer pricing for the Transaction Allocation Methodology under the agreement for the year ended December 31, 2014 was $12,522,073. The intercompany charge for transfer pricing is

comprised of expenses allocated to the Company which were incurred by other affiliated entities. There was no amount due to Russell for transfer pricing charges at December 31, 2014.

The Company has entered into an Expense Sharing and Support agreement with RIMCo. Under this agreement, RIMCo agrees to compensate the Company for providing marketing, distribution and client service activities with respect to the RIC and RIF funds. For the year ended December 31, 2014 these fees were $124,257,241 and are recorded as distribution and shareholder servicing fee revenue. The amount due from RIMCo at December 31, 2014 was $246,152 and is included as an offset to due to affiliates.

The Company has entered into a Sales and Service agreement with a related party. Under this agreement, the related party agrees to compensate the Company for providing sales and client support services for their products. For the year ended December 31, 2014, these fees were $15,933,502 and are recorded as distribution and shareholder servicing fee revenue. There was no amount receivable from this related party was at December 31, 2014.

The Company has a Referral and Service agreement with a related party. Under this agreement, the related party agrees to compensate the Company for introducing prospective clients and investors along with providing client support services. For the year ended December 31, 2014, these fees were $30,624,240 and are recorded as distribution and shareholder servicing fee revenue. The amount due to this related party at December 31, 2014 is $126,826.

The Company has entered into a participation agreement with Russell Institutional Funds Management, LLC ("RIFM") with respect to the Russell Institutional Funds, LLC ("RIFL"). Under this agreement, RIFM agrees to compensate the Company to solicit and receive offers to subscribe for interests in RIFL. For the year ended December 31, 2014, these fees were $4,230,957 and are recorded as distribution and shareholder servicing fee revenue. There are no amounts receivable from this related party for these fees at December 31, 2014.

The Company has entered into a distribution agreement with Northwestern Mutual Investment Services LLC, a subsidiary of NML, with respect to RIC and RIF. For the year ended December 31, 2014, these fees were $10,411,693 and are included in distribution, shareholder servicing and administrative fees. The amount payable to NML is $2,691,623 as of December 31, 2014 and is included in administrative fees payable.

The Company has entered into a sales support agreement and a distribution agreement with RIC. Substantially all fees received in connection with these agreements are remitted to financial intermediaries. For the year ended December 31, 2014, these fees were $48,854,982 and are recorded as distribution and shareholder servicing fee revenue. Amounts receivable for these services were $3,847,853 at December 31, 2014 and are presented as distribution fees receivable.

8. Commitments

The Company leases office space under noncancelable lease agreements expiring between 2013 and 2018. These leases provide for annual rental increases based on various price indices.

At December 31, 2014, the Company's remaining commitment for the minimum lease payments for these noncancelable operating leases is as follows:

Years Ending December 31,		
2015	$	781,052
2016		746,880
2017		759,078
2018		552,858
2019		562,544
Thereafter		668,295
	$	4,070,707

9. Concentration of Risk

Substantially all revenue earned and accounts receivable outstanding of the Company is from affiliated entities.

10. Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

11. Contingencies

The Company has various claims and legal matters occurring in the normal course of business, which management, based upon the advice of legal counsel, does not expect to have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

12. Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2015, which is the date the financial statements were issued.